August 21, 2018

Thiago Piau
Chief Executive Officer
DLP Payments Holdings Ltd.
R. Fidencio Ramos, 308, 10th Floor
Vila Olimpia
Sao Paulo SP 04551-010
Brazil

       Re: DLP Payments Holdings Ltd.
           Draft Registration Statement on Form F-1
           Submitted July 25, 2018
           CIK No. 0001745431

Dear Mr. Piau:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Summary, page 1

1.     Please briefly explain what you mean by the Net Promoter Scores on page
2.
Management's Discussion and Analysis of Results of Operations and Financial Condition
Results of Operations, page 76

2. We note your disclosures regarding the factors for which fluctuations in income statement
 Thiago Piau
FirstName LastNameThiago Piau
DLP Payments Holdings Ltd.
Comapany NameDLP Payments Holdings Ltd.
August 21, 2018
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         line items are attributed; however, in addition to discussing the reasons for the change (or lack thereof), we believe you should also quantify the reasons for the change, particularly when more than one factor is attributed to the change. Even though some of the fluctuations discussed address each factor, some of the largest ones such as revenues and cost of sales do not. For example, you state that certain increases were "primarily"
         attributed to one factor, and "offset" by another factor, without quantifying each. These disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change. Please revise to separately quantify each significant factor contributing to the change for each of the line items for all fluctuations, to the extent material.
Capital Expenditures, page 84

3.       Please revise to disclose your expected capital expenditures for 2018.
Business
Extend Our Reach, page 101

4. We note your reference to proprietary hubs and franchise hubs. You describe franchise hubs as similar to your proprietary hubs, except that you own and operate the franchise hubs in partnership with a local business owner. Please discuss the material details of your franchise agreements, such as who owns the real estate where the hub is located, how the revenue is split between you and the franchisee, and who conducts day to day operations.
Management
2018 Omnibus Equity Plan, page 128

5. We note your reference to the 2018 Omnibus Equity Plan on page 128. Please describe its material provisions here and file it as an exhibit to your registration statement.
Description of Share Capital and Constitutional Documents
Class A and Class B Common Shares, page 134

6. We note that on page F-44 your equity is described to include "ordinary voting shares,"
         "ordinary non-voting shares," and Class C shares. In this section and throughout the prospectus you refer to Class A, Class B, and Class C shares. You also state here that
         Class B shares have voting shares. Please tell us what are the "ordinary non-voting shares" referenced on page F-44, and if appropriate revise your disclosure for consistency.
Shareholder Proposals, page 153

7. We note your disclosure here related to shareholder proposals under Cayman Companies
         Law and that a company's articles of association may provide the rights that the Cayman
 Thiago Piau
FirstName LastNameThiago Piau
DLP Payments Holdings Ltd.
Comapany NameDLP Payments Holdings Ltd.
August 21, 2018
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         Companies Law does not provide. Please disclose here if your articles of association provide shareholders with a right to put any proposals before the annual meeting of shareholders.
Taxation
Material U.S. Federal Income Tax Considerations for U.S. Holders, page 158

8. You state "[i]n the opinion of our U.S. tax counsel . . . the following summary describes the material U.S. federal income tax consequences of the ownership and disposition of our
         Class A common shares." Please clarify that the discussion of material U.S. federal income tax consequences is counsel's opinion.
Legal Matters, page 172

9. We note your references to David Polk & Wardwell LLP and White & Case LLP in this section and your reference to Davis Polk & Wardwell LLP on page 158. It appears based on the exhibit index that you only plan to file the opinion of Harney Westwood & Riegels as an exhibit to your registration statement. Please revise or advise.
Note 3. Significant Accounting Policies
Note 3.3 Segment Information, page F-9

10. Pursuant to paragraphs 31-34 of IFRS 8, please expand your disclosures to provide all entity-wide disclosures from external customers, as applicable, such as revenue for each product and service, or each group of similar products and services..
Note 3.14 Revenue and Income, page F-20

11. We note from your disclosure on page 101 that you have both owned and franchised Stone
         Hubs. Please revise your revenue recognition disclosure in Note 3.14 to disclose how you recognize revenue related to these franchised businesses, if material.
Note 5. Business Combinations
Note 5.1 Acquisition of Elavon do Brasil S.A., page F-28

12. We note that you acquired Elavon do Brasil S.A, or EdB, for 1 Brazilian real. Please explain to us how you were able to make this significant acquisition for minimal consideration. As part of your response, please include the nature of any related parties associated with EdB.
Note 20. Transactions with Related Parties, page F-42

13. Based on your disclosures under "Related Parties" on page 132, it appears that there are more transactions than those disclosed in this Note, such as loan arrangements with certain related parties. Please revise to disclose all related party transactions irrespective of whether there have been transactions with those parties, pursuant to paragraph 13 of
 Thiago Piau
DLP Payments Holdings Ltd.
August 21, 2018
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      IAS 24, and including those that may not exist as of a future date such as the loans expected to be paid off in December 2018. See disclosure requirements in paragraphs 13-
      24 of IAS 24.
        You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at
(202) 551-3301
if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or J. Nolan McWilliams at (202) 551-
3217 with any other questions.



                                                          Sincerely,
FirstName LastNameThiago Piau
                                                          Division of
Corporation Finance
Comapany NameDLP Payments Holdings Ltd.
                                                          Office of
Transportation and Leisure
August 21, 2018 Page 4
cc:       Byron B. Rooney, Esq.
FirstName LastName